UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   July 8, 2010           File No.  001-33500

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Announces Strong June 2010 Production Results

Credit Facility Expansion Augments Q3 Drilling Capital

Calgary, Alberta, July 8, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), a high growth oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado, today announces high volume crude oil and natural gas output in June from the Company's Woodrush Project located in the Peace River Arch in British Columbia, Canada.

Gross project oil and gas production for the month of June was 29,967 barrels of oil equivalent (BOE), 95% of the production recorded in May. This represents a 315% improvement over the benchmark average gross monthly production of 9,500 BOE recorded during Q1-2010.

Daily Production		May 2010	June 2010

By Product:	Natural Gas	2,208 mcf/d	2,672 mcf/d
	Oil	680 bbl/d	554 bbl/d
Gross Total		1,018 boe/d	999 boe/d

Dejour Net 75% WI		764 boe/d	749 boe/d

Gross daily production average during June was 999 barrels of oil equivalent despite the A-1-I oil well at Woodrush being temporarily shut in for 5 days for unexpected pipeline maintenance.

Harrison Blacker, Dejour President and COO states, “June production continues to provide the Company with confidence that there is opportunity for further 'Halfway' light oil reserve expansion and long-term potential for recoverable reserve increase through water flood.  This project is meeting our expectation and defining itself as an important long term contributor to the Dejour value equation.”

Dejour plans to accelerate field development with additional wells in Q3-2010. A further $1.5mm (now $3.5mm total) of the Company's existing $5mm credit facility has been approved to fund Dejour's 75% share of its Woodrush Halfway oil development program.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: July 8, 2010

/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer